FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2003

Commission File Number 000-28522

ASE Test Limited
( Exact name of Registrant as specified in its charter)

     10 West Fifth Street
Nantze Export Processing Zone
Kaoshiung, Taiwan
Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Not applicable

Incorporation by Reference

This Form 6-K is deemed incorporated by reference to the registrant’s registration statement on Form F-3 (Registration Number 333-12150), as declared effective by the Commission on July 13, 2000, and the related prospectus filed pursuant to Rule 424(b)(3) on July 20, 2000.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TEST LIMITED

Date October 30, 2003.	By:	/s/ Richard Wei

	Name:	Richard Wei
	Title:	Chief Financial Officer

Item 1

ASE TEST LIMITED				October 29, 2003

FOR IMMEDIATE RELEASE

Contact:
Richard C. Wei, Chief Financial Officer
Tel.	USA		(510) 687-2531
	(Taiwan)	+	886-2-8780-5489	email : richard_wei@aseglobal.com

ASE Test Limited & Subsidiaries Announce Unaudited Third Quarter Results
for the Period Ended September 30, 2003

Taipei, Taiwan, October 29, 2003 -- ASE Test Limited (Nasdaq : ASTSF), the world’s largest independent provider of semiconductor test services, today announced its third quarter diluted earnings of $0.02 per share under accounting principles generally accepted in the United States (US GAAP), compared with diluted net loss of $0.08 per share in the year ago period and diluted net loss of $0.01 per share in the second quarter of 2003. Under accounting principles generally accepted in the Republic of China (ROC GAAP), ASE Test Limited reported the third quarter diluted earnings of $0.01 per share, compared with diluted net loss of $0.11 per share in the year ago period (3Q02) and diluted net loss of $0.03 per share in the second quarter of 2003 (2Q03). The third quarter net income amounted to $2.1 million under US GAAP and $0.7 million under ROC GAAP. This marked the Company’s first quarter of profitability since 1Q01.

The Company’s 3Q03 net income included an extraordinary loss of $2.2 million in connection with the early redemption of its convertible notes. Excluding this extraordinary loss, the Company’s EPS in 3Q03 would have been $0.04 under US GAAP and $0.03 under ROC GAAP.

(Note: Unless otherwise stated, all financial statement amounts used in this press release are based on ROC GAAP and denominated in US dollars.)

3Q03 Results:
Revenues
Net revenues for the quarter totaled $103.1 million, up 29% from 3Q02 and up 12% from 2Q03. Test revenues accounted for 66% of total revenues during the quarter; assembly revenues accounted for the remaining 34%. (The terms “assembly revenues” and “packaging revenues” are used interchangeably in this press release.)

Test revenues, at $67.9 million, grew 19% from 3Q02 and 18% from 2Q03. The sequential revenue growth was mainly driven by volume increases. Average selling price (ASP) per unit of time was flat, compared with 2Q03. Test revenue breakdown by type of testing services is shown in the table below. The fastest growing portion was the Company’s wafer sort business, which, after growing 33% sequentially in 2Q03, increased by a further 46% in 3Q03.

Test Revenue Breakdown	Revenue Change from 2Q03	Percent of Test Revenues
Final Test—Logic	12%	68%
Wafer Sort & Other	46%	23%
Engineering	4%	6%
Final Test—Memory	12%	2%
Hardware	3%	1%
Total Test	18%	100%

Assembly revenues, at $35.2 million, increased 51% from 3Q02 and 4% from 2Q03 (see table below). Compared with 2Q03, assembly volume in total pin count, excluding modules (which were classified as system in package or SIP), increased by mid-single-digit percentage while ASP per pin, excluding modules, declined slightly. Assembly revenue breakdown by package type is as follows:

Assembly Revenue Breakdown	Revenue Change from 2Q03	Percent of Assembly Revenues
SIP	4%	37%
BGA & other substrate-based packages	4%	24%
PDIP	0%	12%
LQFP/TQFP	-2%	11%
QFP	5%	9%
PLCC	9%	5%
SO & Other	17%	2%
Total Assembly	4%	100%

     The Company’s top customers in 3Q03 included Agilent Technologies, Altera, ATI Technologies, Atmel, The DSP Group, GlobespanVirata, Lattice Semiconductor, LSI Logic, Marvell, nVidia, Philips, Qualcomm, Silicon Image, Silicon Integrated Systems, and VIA Technologies. Revenues from the Company’s top five customers accounted for 42%, and one customer accounted for over 10% of total revenues in 3Q03.

The following is the Company’s estimated end market composition:

	4Q02	1Q03	2Q03	3Q03
Communications	31%	33%	43%	45%
Computers	34%	33%	26%	27%
Consumer	25%	26%	24%	23%
Industrial	5%	5%	4%	3%
Other	5%	3%	3%	2%

Expenses
Cost of revenues (COR) in 3Q03 totaled $83.3 million, up 13% from 3Q02 and up 8% from 2Q03. The depreciation component ($32 million) of COR represented 31.4% of revenues in 3Q03, compared with 44.7% of revenues in 3Q02 and 33.9% in 2Q03.

     Gross margin for the quarter was 19.2%, up from 8.0% in the year ago quarter and up from 15.9% in 2Q03. By segment, gross margin for the test business was in the mid-20% range, an improvement from the high-single-digits range in 3Q02 and approximately 20% in 2Q03. For the assembly business, gross margin was in the high-single-digits range, compared with mid-single-digits range in 3Q02 and high-single-digits range in 2Q03.

     Operating expenses (R&D and SG&A expenses) in 3Q03 grew 7% from the year-ago period and 8% from 2Q03. As a result of the expansion in gross margin and limited increase in operating expenses, the Company’s operating margin improved from negative 12.2% in 3Q02 and negative 1.6% in 2Q03 to positive 2.3% in 3Q03. Net non-operating expenses totaled $1.6 million in 3Q03, compared with non-operating expenses of $3.9 million in 3Q02 and $3.5 million in 2Q03. Investment income, arising from the Company’s equity ownership in affiliated companies, totaled $1.2 million in 3Q03, compared with $0.8 million in 3Q02 and breakeven in 2Q03. Company-wide headcount at the end of 3Q03 increased 7% compared with 2Q03.

Earnings
Net income under US GAAP was $2.1 million in 3Q03, compared with a net loss of $8.0 million in the year-ago period and a net loss of $1.3 million in 2Q03. Net income under ROC GAAP in 3Q03 was $0.7 million, versus a net loss of $10.9 million in the year-ago period and a net loss of $2.9 million in 2Q03. The ROC GAAP to US GAAP reconciliation difference in 3Q03 primarily relates to a positive adjustment of $2.6 million related to goodwill amortization and negative adjustments of $1.1 million for stock and cash compensation.

Diluted EPS in 3Q03 under US GAAP was $0.02, versus a loss of $0.08 a year ago and a loss of $0.01 in 2Q03. Diluted EPS under ROC GAAP amounted to $0.01, compared with a loss of $0.11 in 3Q02 and a loss of $0.03 in 2Q03.

Balance Sheet
At the end of the quarter, the Company had $67 million in cash and short-term investments and $78 million in unused lines of credit. Total debt was $254 million and comprised of $59 million in short-term debt and $195 million in long-term debt.

The Company’s debt maturity, as of the end of 3Q03, was as follows:

Amount ($ million)
Within the current year	59
During the second year	32
During the third year	46
During the fourth year	56
During the fifth year and thereafter	61

Capital Expenditures
In 3Q03, the Company spent $29 million on fixed assets, including $24 million on test equipment, $3 million on assembly equipment, and $2 million on buildings and other infrastructure projects. At the end of the quarter, the Company had a total of 735 testers and 449 wirebonders.

Business Outlook:
Based on current customer forecasts, the Company presently expects its 4Q03 revenues to grow by slightly over 10% from 3Q03. The Company estimates its gross margin should improve from 19.2% in 3Q03 to the low twenties range in 4Q03.

Non-Operating Items and US GAAP Adjustments
The Company expects improving conditions in the semiconductor industry to have a positive impact on the affiliated companies in which it holds equity interests. Its investment income, derived from ownership in these companies, is therefore expected to be positive in 4Q03.

Under ROC GAAP, the Company will continue to amortize its goodwill and, as such, a positive adjustment of approximately $2.6 million is expected in its 4Q03 net income under US GAAP. Additionally, the Company believes that it will accrue stock bonus related compensation expense of approximately $2 million under US GAAP in 4Q03.

Capital Expenditures
The Company’s projected capital spending for the year remains at approximately $150 million. This level of spending will be adjusted based on actual business conditions. As of the end of 3Q03, $97 million in capital expenditure had been made for the year.

ASE Test Limited
Consolidated Statements of Income
(US$ thousands, except percentages and per share data)
(unaudited)

	For the Three Months Ended Sep. 30, 2002	For the Three Months Ended Jun. 30, 2003	For the Three Months Ended Sep. 30, 2003
ROC GAAP:
Net revenues	$80,123	$91,701	$103,085
Cost of revenues	73,721	77,106	83,338

Gross profit	6,402	14,595	19,747
Operating expense
Ramp;&D	5,057	4,541	4,693
SG&A	11,135	11,539	12,694

Subtotal	16,192	16,080	17,387

Operating income/(loss)	(9,790)	(1,485)	2,360
Non-operating expense (income)
Interest income	(337)	(218)	(373)
Interest expense	4,068	4,085	3,453
Others	186	(398)	(1,471)
Subtotal	3,917	3,469	1,609

Income/(loss) before tax and minority interest	(13,707)	(4,954)	751
Income tax expense/(benefit)	(2,828)	(2,005)	(2,147)

Income (loss) before extraordinary loss	(10,879)	(2,949)	2,898
Extraordinary loss	0	0	2,203

Net income/(loss) (ROC GAAP)	$(10,879)	(2,949)	695

Net income/(loss) (US GAAP)	$(7,998)	(1,301)	2,133

Diluted EPS (ROC GAAP)	$(0.11)	$(0.03)	$0.01
Diluted EPS (US GAAP)	$(0.08)	$(0.01)	$0.02
Margin Analysis:
Gross margin	8.0%	15.9%	19.2%
Operating margin	-12.2%	-1.6%	2.3%
Net margin (ROC GAAP)	-13.6%	-3.2%	0.7%
Net margin (US GAAP)	-10.0%	-1.4%	2.1%
Additional Data:
Testing revenue	$56,924	$57,745	$67,942
Assembly revenue	23,199	33,956	35,143
Shares outstanding	99,067,790	99,067,790	99,082,150
Shares used in diluted EPS calculation	99,067,790	99,067,790	99,080,849

ASE Test Limited
Consolidated Statements of Cash Flows
(US$ thousands)
(unaudited)

For the Nine Months Ended Sep. 30, 2003
Cash Flows From Operating Activities
Net loss	$(16,744)
Adjustments
Depreciation and amortization	104,881
Accrued interest on convertible bonds	8,415
Investment loss under equity method	765
Other	(1,599)
Changes in operating assets and liabilities	30,829

Net Cash Provided by Operating Activities	126,547
Cash Flows From Investing Activities
Acquisition of properties	(89,415)
Proceeds from sale of properties	3,596
Increase in long-term investment	(5,963)
Increase in short-term investment	(2,094)
Increase in other assets	(5,202)

Net Cash Used in Investing Activities	(99,078)
Cash Flows From Financing Activities
Decrease in short-term borrowings	(5,121)
Increase in long-term debts	167,557
Repayments of long-term debts & capital lease	(33,442)
obligations
Decrease in long-term bonds payable	(209,005)

Net Cash Used in Financing Activities	(80,011)
Translation Adjustments	(3,919)
Net decrease in Cash and Cash Equivalents	(56,461)
Cash and Cash Equivalents, Beginning of Period	118,828
Cash and Cash Equivalents, End of Period	62,367
Interest paid	2,457
Income tax paid	0
Cash paid for acquisitions of properties
Purchase price	97,235
Increase in payable	(7,820)

89,415

ASE Test Limited
Consolidated Balance Sheet
As of September 30, 2003
(US$ thousands)
(unaudited)

Cash and cash equivalents	$62,367	Short-term borrowings	$38,880
Short-term investments	4,594	Accounts payable	92,197
Accounts receivable	81,735	Payable for fixed assets	34,376
Inventories	19,488	Current portion of LT debt	20,599
Other current assets	33,072	Other current liabilities	17,801

Total current assets	201,256	Total current liabilities	203,853

Long-term investments	99,314	Long-term debt	194,539
Net fixed assets	537,960	Other liabilities	4,557
Consolidated debits	64,743
Other assets	31,157	Total liabilities	402,949
		Shareholders’ equity	531,481
Total assets	$934,430
		Total liabilities & shareholders’ equity	$934,430

ASE Test Limited is the world’s largest independent provider of semiconductor testing services. ASE Test provides customers with a complete range of semiconductor testing service, including front-end engineering testing, wafer probing, final production testing of packaged semiconductors and other test-related services. ASE Test has been quoted on Nasdaq since 1996 under the symbol “ASTSF”.

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry, demand for the outsourced semiconductor testing and assembly services we offer and for such outsourced services generally, our ability to maintain a high capacity utilization rate relative to our fixed costs, competition in our industry, and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on June 30, 2003.